UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809113
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed on May 2, 2018 (the “Original Form 6-K”) by Pointer Telocation Ltd. (the “Company”).

This Amendment No. 1 is being filed for the purpose of:

1.	Postponement of the Annual General Meeting of Shareholders of the Company from Thursday, June 14, 2018, to Friday, June 15, 2018, at 10:30 A.M. (Israel time) at the same place.

2.	Amending Proposals 4 and 5 to the Proxy Statement.

The amended Notice of Annual General Meeting of Shareholders of the Company, Proxy Statement and Proxy Card, marked against the previous documents sent, are jointly attached hereto as Exhibit 1.

As the revised Proposals 4 and 5 only benefit the Company, all previous votes shall be counted, unless a later-dated proxy is delivered to the Company.

Other than the foregoing, all other information set forth in the Original Form 6-K, including the Notice of an Annual General Meeting of Shareholders of the Company, Proxy Statement and Proxy Card filed therewith as exhibit, remain unchanged.

Exhibit

Exhibit 1	Amended Notice of an Annual General Meeting of Shareholders to be held on June 15, 2018, Proxy Statement and Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.

Date: June 11, 2018	By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors